UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	$	$	$	$
Revenue	200,635	196,586	189,009	200,750
Cost of sales	157,838	154,178	151,994	164,527

Gross profit	42,797	42,408	37,015	36,223

Gross margin	21.3%	21.6%	19.6%	18.0%

Selling, general and administrative expenses	17,927	22,253	18,127	23,261
Research expenses	2,499	2,141	2,066	2,354

	20,426	24,394	20,193	25,615

Operating profit before manufacturing facility closures, restructuring and other related charges	22,371	18,014	16,822	10,608
Manufacturing facility closures, restructuring and other related charges	181	142	660	963

Operating profit	22,190	17,872	16,162	9,645

Finance costs
Interest	919	982	616	2,069
Other expense (income), net	(651)	395	(641)	380

	268	1,377	(25)	2,449

Earnings before income tax expense (benefit)	21,922	16,495	16,187	7,196
Income tax expense (benefit)
Current	3,281	1,249	1,063	(768)
Deferred	2,987	3,498	3,346	1,907

	6,268	4,747	4,409	1,139

Net earnings	15,654	11,748	11,778	6,057

Earnings per share
Basic	0.26	0.20	0.19	0.10
Diluted	0.26	0.19	0.19	0.10

Weighted average number of common shares outstanding
Basic	59,785,871	59,727,825	60,471,031	60,427,043
Diluted	60,879,777	61,739,717	62,198,126	62,307,696

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
	$	$	$	$
Revenue	209,109	202,925	199,948	191,490
Cost of sales	168,447	158,875	157,250	153,543

Gross profit	40,662	44,050	42,698	37,947

Gross margin	19.4%	21.7%	21.4%	19.8%

Selling, general and administrative expenses	23,153	20,561	18,980	18,968
Research expenses	1,778	1,667	2,074	2,008

	24,931	22,228	21,054	20,976

Operating profit before manufacturing facility closures, restructuring and other related charges	15,731	21,822	21,644	16,971

Manufacturing facility closures, restructuring and other related charges	1,560	1,020	1,384	1,647

Operating profit	14,171	20,802	20,260	15,324

Finance costs
Interest	867	864	831	847
Other expense, net	426	370	352	159

	1,293	1,234	1,183	1,006

Earnings before income tax expense (benefit)	12,878	19,568	19,077	14,318
Income tax expense (benefit)
Current	2,914	1,062	457	233
Deferred	3,953	6,392	6,986	(39,540)

	6,867	7,454	7,443	(39,307)

Net earnings	6,011	12,114	11,634	53,625

Earnings per share
Basic	0.10	0.20	0.19	0.88
Diluted	0.10	0.19	0.19	0.86

Weighted average number of common shares outstanding
Basic	60,790,184	60,825,745	60,776,649	60,776,649
Diluted	62,457,931	62,569,430	62,019,844	62,170,733

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of November 11, 2015, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2015 and 2014 (“Financial Statements”). It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company reported a 4.1% decrease in revenue for the third quarter of 2015 as compared to the third quarter of 2014 and a 4.2% decrease in revenue for the first nine months of 2015 as compared to the first nine months of 2014. The decrease in both periods was primarily due to a decrease in average selling price, including the impact of product mix, partially offset by an increase in sales volume. Gross margin increased to 21.3% in the third quarter of 2015 as compared to 19.4% in the third quarter of 2014 primarily due to an increase in the spread between selling prices and lower raw material costs, the non-recurrence of the Brantford Pension Charge and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable factors were partially offset by an unfavourable product mix, an increase in manufacturing inefficiencies mainly related to the South Carolina Project, an increase in certain manufacturing costs, and an unfavourable foreign exchange impact due to the strengthening of the US dollar compared to the Canadian dollar and Euro (“FX impact”). Gross margin was consistent at 20.8% in the first nine months of 2015 and 2014. Gross margin was unchanged primarily due to an unfavourable product mix variance, manufacturing inefficiencies mainly related to the South Carolina Project, an increase in certain manufacturing costs, an unfavourable FX impact and an increase in South Carolina Duplicate Overhead Costs, offset by an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs and a decrease in freight costs.

The “Brantford Pension Charge” refers to a charge recorded in the third quarter of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

Net earnings for the third quarter of 2015 increased to $15.7 million ($0.26 basic and diluted earnings per share) from $6.0 million ($0.10 basic and diluted earnings per share) for the third quarter of 2014. The increase was primarily due to a decrease in selling, general and administrative expenses (“SG&A”) relating to a reduction in stock-based compensation expense, an increase in gross profit, a decrease in manufacturing facility closures, restructuring and other related charges, and a reduction in finance costs.

Net earnings for the first nine months of 2015 increased to $39.2 million ($0.65 basic earnings per share and $0.64 diluted earnings per share) from $29.8 million ($0.49 basic earnings per share and $0.48 diluted earnings per share) for the same period in 2014. The increase was primarily due to a decrease in income tax expense, SG&A, manufacturing facility closures, restructuring and other related charges, and finance costs. These decreases were partially offset by a decrease in gross profit and an increase in research expenses primarily associated with the South Carolina Project.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the third quarter of 2015 decreased to $12.9 million ($0.22 basic adjusted earnings per share and $0.21 diluted adjusted earnings per share) from $14.0 million ($0.23 basic adjusted earnings per share and $0.22 diluted adjusted earnings per share) for the third quarter of 2014. Adjusted net earnings decreased primarily due to an increase in income tax expense and research expenses primarily associated with the South Carolina Project, partially offset by a decrease in finance costs and an increase in gross profit.

Adjusted net earnings for the first nine months of 2015 decreased to $39.7 million ($0.66 basic adjusted earnings per share and $0.65 diluted adjusted earnings per share) from $40.5 million ($0.67 basic adjusted earnings per share and $0.65 diluted adjusted earnings per share) for the same period in 2014. Adjusted net earnings decreased primarily due to a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project, partially offset by decreases in (i) variable compensation expenses (ii) income tax expense, and (iii) finance costs.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) decreased $0.3 million from $27.1 million for the third quarter of 2014 to $26.8 million for the third quarter of 2015. The decrease in adjusted EBITDA was primarily due to an increase in research expenses primarily associated with the South Carolina Project, partially offset by an increase in gross profit.

Adjusted EBITDA decreased $5.8 million from $83.3 million for the first nine months of 2014 to $77.5 million for the first nine months of 2015, primarily due to a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project, partially offset by a decrease in variable compensation expenses.

For the three and nine months ended September 30, 2015, the Company repurchased 1,153,500 and 2,120,588 common shares under its normal course issuer bids (“NCIBs”) for a total purchase price of $12.5 million and $26.0 million, respectively. Thus far in 2015 through November 11, the Company had repurchased 2,487,188 shares under the NCIB programs for a total purchase price of $30.0 million. On November 11, 2015, the Company amended the NCIB to repurchase for cancellation an additional 2,000,000 common shares for up to a total of 4,000,000 common shares.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share and concurrently declared a dividend of $0.13 per common share payable on September 30, 2015 to shareholders of record at the close of business on September 15, 2015. Since the dividend policy was reinstated in August 2012, the Company has paid $65.7 million in cumulative dividends and an amount of approximately $30 million will be paid in 2015. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends.

On November 11, 2015, the Board of Directors declared a dividend of $0.13 per common share payable on December 31, 2015 to shareholders of record at the close of business on December 15, 2015.

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding. The damages sustained were considerable and resulted in the facility being shut down permanently. The Company had planned to shut down this facility by the end of the second quarter of 2016 so this represents a timeline of eight to nine months earlier. Production of duct tape at the new Blythewood, South Carolina facility was not affected by the flooding and was shut down for only two days in order to ensure it was safe for employees to return to work.

The Company, along with its insurers and advisors, continues to assess the damage. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies.

The shut down of the Columbia facility has impacted the production of several masking tape and stencil products that represent approximately $55 million of total annualized sales. The Company is taking all reasonable measures to ensure that customers’ needs are met.

Production of masking tape and stencil is being relocated to other IPG facilities such as the Marysville, Michigan and Blythewood facilities. Any masking tape production temporarily moved to the Marysville facility will subsequently be transferred to Blythewood. The transfer of masking tape production to the new Blythewood facility represents an acceleration of the previously announced schedule of the end of the second quarter of 2016. As such, the Company expects that it will incur additional costs relating to operating inefficiencies in the start-up phase of the masking tape production. It is expected that these additional costs will be covered by existing insurance policies, but until these losses are experienced and insurance claims are accepted, the Company’s guidance for cost savings from the South Carolina Project remains unchanged.

At this time, the Company estimates the loss on damaged inventory to be approximately $4 million and impairment of property, plant and equipment, for accounting purposes, to be approximately $1 million. In addition, the Company expects, but is currently unable to provide a reliable estimate for, insurance claim proceeds as well as losses related to: property damage, business interruption (including, but not limited to, lost revenue), site clean-up and environmental remediation, and professional fees related to the insurance claim process.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” are temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

As previously announced, there are ongoing production yield and operating inefficiencies related to the ramp-up of duct tape production that were expected to have a negative impact on results in the quarter despite continued production improvements. As a result, the Company experienced a net negative impact of $0.6 million, $1.3 million and $1.9 million on gross profit and adjusted EBITDA for the third quarter, second quarter and first nine months of 2015, respectively.

South Carolina Duplicate Overhead Costs included in gross profit were approximately $1.3 million, $0.8 million and $4.3 million for the third quarter, second quarter, and first nine months of 2015, respectively. As a result of the unexpected permanent shut down of the Columbia manufacturing facility due to the flood damage discussed in the section above, the Company no longer expects to incur South Carolina Duplicate Overhead Costs as of October 4, 2015.

As the Company was in the process of commissioning the duct tape production line throughout the second and third quarters of 2015, $5.6 million and $10.5 million of sales attributed to the commissioning efforts were accounted for as a reduction of revenue (“South Carolina Commissioning Revenue Reduction”) and a reduction of the cost of the South Carolina Project for the three and nine months ended September 30, 2015, respectively. However, the impact on gross profit and capital expenditures was not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As of September 30, 2015, capital expenditures for the South Carolina Project since inception total $55.0 million. South Carolina Project capital expenditures recorded were $1.9 million and $6.0 million for the three and nine months ended September 30, 2015, respectively. Total capital expenditures relating to the South Carolina Project from inception to the completion of the project are expected to increase from the previously announced $55 million mainly as a result of additional commissioning efforts, although a portion of the commissioning costs related to masking tape and stencil production may be offset by insurance recoveries.

Better Packages Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Better Packages acquisition further extends the Company’s product offering and global presence in the rapidly growing e-commerce market. The Company paid a purchase price of $15.9 million in cash. The Company expects that these acquired operations will generate annualized revenue of approximately $18 million and EBITDA margin of over 15%.

The impact of the Better Packages acquisition on the Company’s consolidated earnings for the three and nine months ended September 30, 2015, was as follows:

	Three months ended September 30, 2015	April 7, 2015 through September 30, 2015
	$	$
Revenue	4,791	9,125
Net earnings	565	899

Outlook

Considering the uncertainty of numerous variables associated with the Columbia, South Carolina facility storm damage, the Company is limiting its guidance at this time to the following:

•	Adjusted EBITDA in the fourth quarter of 2015, excluding the majority of the various impacts of the Columbia, South Carolina flood, is anticipated to be higher compared to the fourth quarter of 2014.

•	Manufacturing cost reductions for 2015 are expected to be between $9 and $12 million, consistent with guidance provided in the second quarter of 2015.

•	Total capital expenditures for 2015 are still expected to be between $32 and $37 million, consistent with guidance provided in the second quarter of 2015. Total capital expenditures for 2016 are expected to be greater than $40 million.

•	The Company expects the effective tax rate for the fourth quarter of 2015 and full year 2016 to remain at approximately 25% to 30%, assuming the geographic source of earnings is consistent with first nine months of 2015.

•	Cash taxes paid in 2015 are expected to be between $5 and $6 million and are expected to be approximately half of the income tax expense in 2016, primarily due to the Company’s expectation to utilize the majority of its US net operating losses in 2015.

TaraTape Acquisition

On November 2, 2015, a subsidiary of the Company, Intertape Polymer Corp. (“IPC”), under a Stock Purchase Agreement (the “Agreement”) dated the same day, purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (d/b/a “TaraTape”), a manufacturer of filament and pressure sensitive tapes. IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $11.0 million, subject to a post-closing working capital adjustment.

The Company expects the acquisition of TaraTape to strengthen the Company’s market position and provides opportunities to realize operational synergies.

Results of Operations

Revenue

Revenue for the third quarter of 2015 totalled $200.6 million, a $8.5 million or 4.1% decrease from $209.1 million for the third quarter of 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 7% which had an unfavourable impact of approximately $14.8 million primarily due to:

•	an unfavourable product mix in the tape and woven product categories;

•	an unfavourable FX impact of approximately $4.0 million; and

•	lower selling prices primarily driven by lower petroleum-based raw material costs;

•	The South Carolina Commissioning Revenue Reduction of $5.6 million;

Partially offset by:

•	An increase in sales volume of approximately 3.4% or $7.0 million due to an increase in demand for certain tapes and woven products; and

•	Additional revenue of $4.8 million due to the Better Packages acquisition.

Revenue for the third quarter of 2015 totalled $200.6 million, a $4.0 million or 2.1% increase from $196.6 million for the second quarter of 2015 primarily due to:

•	An increase in sales volume of approximately 2% or $4.6 million primarily driven by an increase in sales of certain tape products; and

•	An increase in revenue from the Better Packages operations of $0.5 million to $4.8 million in the third quarter of 2015 from $4.3 million in the second quarter of 2015;

Partially offset by:

•	An increase in the South Carolina Commissioning Revenue Reduction of $0.7 million to $5.6 million in the third quarter of 2015 from $4.9 million in the second quarter of 2015.

Revenue for the first nine months of 2015 totalled $586.2 million, a $25.8 million or 4.2% decrease from $612.0 million for the same period in 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6.2% or $38.2 million due to:

•	an unfavourable product mix variance primarily in the tape and woven product categories;

•	an unfavourable FX impact of approximately $10.5 million; and

•	lower selling prices mainly driven by lower petroleum-based raw material costs.

•	The South Carolina Commissioning Revenue Reduction of $10.5 million;

Partially offset by:

•	An increase in sales volume of approximately 2.2% or $13.8 million primarily due to increased demand for tape and woven products; and

•	Additional revenue of $9.1 million due to the Better Packages acquisition.

Gross Profit and Gross Margin

Gross profit totalled $42.8 million for the third quarter of 2015, a $2.1 million or 5.3% increase from $40.7 million for the third quarter of 2014. Gross margin was 21.3% in the third quarter of 2015 and 19.4% in the third quarter of 2014. Gross profit increased primarily due to an increase in the spread between selling prices and lower raw material costs, additional revenue due to the Better Packages acquisition, the non-recurrence of the Brantford Pension Charge, and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable impacts were partially offset by an unfavourable product mix variance, an increase in manufacturing inefficiencies mainly related to the South Carolina Project, an increase in certain manufacturing costs, and an unfavourable FX impact. Gross margin increased primarily due to an increase in the spread between selling prices and lower raw material costs, the non-recurrence of the Brantford Pension Charge and the favourable impact of the Company’s manufacturing cost reduction programs partially offset by an unfavourable product mix variance, an increase in manufacturing inefficiencies mainly related to the South Carolina Project, an increase in certain manufacturing costs, and an unfavourable FX impact.

Gross profit totalled $42.8 million for the third quarter of 2015, a $0.4 million or 0.9% increase from $42.4 million for the second quarter of 2015. Gross margin was 21.3% in the third quarter of 2015 and 21.6% in the second quarter of 2015. Gross profit increased primarily due to an increase in the spread between selling prices and raw material costs and an increase in sales volume, partially offset by higher manufacturing overhead related to planned annual maintenance shut downs of certain manufacturing facilities, an unfavourable product mix variance and an increase in South Carolina Duplicate Overhead Costs. Gross margin decreased primarily due to higher manufacturing overhead related to planned annual maintenance shut downs of certain manufacturing facilities, an unfavourable product mix variance and an increase in South Carolina Duplicate Overhead Costs, partially offset by an increase in the spread between selling prices and raw material costs.

Gross profit totalled $122.2 million for the first nine months of 2015, a $5.2 million or 4.1% decrease from $127.4 million for the same period in 2014. Gross margin was consistent at 20.8% in the first nine months of 2015 and 2014. Gross profit decreased primarily due to an unfavourable product mix variance, an increase in manufacturing inefficiencies mainly related to the South Carolina Project, an increase in certain manufacturing costs, an unfavourable FX impact, and an increase in South Carolina Duplicate Overhead Costs, partially offset by an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs, additional revenue due to the Better Packages acquisition and a decrease in freight costs. Gross margin was unchanged primarily due to an unfavourable product mix variance, an increase in manufacturing inefficiencies mainly related to the South Carolina Project, an increase in certain manufacturing costs, an unfavourable FX impact, and an increase in South Carolina Duplicate Overhead Costs, offset by an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs and a decrease in freight costs.

Selling, General and Administrative Expenses

SG&A for the third quarter of 2015 totalled $17.9 million, a $5.2 million or 22.3% decrease from $23.2 million for the third quarter of 2014. The decrease in SG&A was primarily due to the decrease in stock-based compensation expense related to the impact on Stock Appreciation Rights (“SARs”) expense of a decrease in the Company’s share price during the third quarter of 2015, compared to an increase in the share price during the third quarter of 2014.

SG&A for the third quarter of 2015 decreased $4.3 million or 19.4% from $22.3 million in the second quarter of 2015, primarily due to a decrease in stock-based compensation primarily related to SARs expense.

SG&A totalled $58.3 million for the first nine months of 2015, a $4.4 million or 7.0% decrease from $62.7 million for the same period in 2014. The decrease in SG&A was primarily due to decreases in variable compensation expense due to lower expected annual payment amounts and stock-based compensation primarily related to SARs expense. These decreases were partially offset by the Better Packages acquisition and employee related costs to support growth in the business.

Research Expenses

Research expenses for the third quarter of 2015 totalled $2.5 million, a $0.7 million or 40.5% increase from $1.8 million for the third quarter of 2014, and a $0.4 million or 16.8% increase from $2.1 million for the second quarter of 2015. These increases were primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses totalled $6.7 million for the first nine months of 2015, a $1.2 million or 21.5% increase from $5.5 million for the same period in 2014, primarily due to higher expenses in support of the South Carolina Project.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the third quarter of 2015 totalled $0.2 million, a $1.4 million decrease from $1.6 million for the third quarter of 2014, primarily due to lower charges related to the South Carolina Project. The charges recorded in the third quarter of 2015 primarily related to idle facility, workforce retention, and equipment relocation costs, partially offset by a reversal of impairment on equipment. The charges recorded in the third quarter of 2014 primarily related to equipment relocation and workforce retention costs.

Manufacturing facility closures, restructuring and other related charges totalled $1.0 million for the first nine months of 2015, a $3.0 million decrease from $4.0 million for the same period in 2014. The decrease was primarily due to lower charges related to the South Carolina Project, as well as the non-recurrence of $0.8 million and $0.7 million in charges related to the closure of the Richmond, Kentucky manufacturing facility and the relocation of the Langley, British Columbia manufacturing facility to Delta, British Columbia, respectively. The charges recorded in the first nine months of 2015 primarily related to workforce retention, and idle facility and equipment relocation costs, partially offset by a reversal of impairment on equipment. The charges recorded in the first nine months of 2014 primarily related to equipment relocation and workforce retention costs.

Finance Costs

Finance costs for the third quarter of 2015 totalled $0.3 million, a $1.0 million or 79.2% decrease from $1.3 million for the third quarter of 2014 and a $1.1 million or 80.5% decrease from $1.4 million for the second quarter of 2015. The decrease was primarily due to foreign exchange gains in the third quarter of 2015, compared to foreign exchange losses during the third quarter of 2014 and second quarter of 2015.

Finance costs totalled $1.6 million for the first nine months of 2015, a $2.1 million or 56.3% decrease from $3.7 million for the same period in 2014. The decrease was primarily due to foreign exchange gains in the first nine months of 2015, compared to foreign exchange losses during the same period in 2014.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Below is a table reflecting the calculation of the Company’s effective tax rate:

	Three months ended		Nine months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$
Income tax expense	6.3	6.9	15.4	21.8
Earnings before income tax expense	21.9	12.9	54.6	51.5
Effective tax rate	28.6%	53.3%	28.2%	42.2%

The decrease in the effective tax rate in the three and nine months ended September 30, 2015 as compared to the same periods in 2014 is primarily due to a change in the mix of earnings between jurisdictions and the upfront income tax expense incurred during the third quarter of 2014 as a result of the completion of various steps within a plan to reorganize the capital structure of several of the Company’s legal entities. These decreases were partially offset by a decrease in the estimated future income tax deduction for equity-settled share-based compensation due to the decrease in the Company’s share price during the third quarter of 2015.

Net Earnings

Net earnings for the third quarter of 2015 totalled $15.7 million, a $9.6 million increase from $6.0 million for the third quarter of 2014, primarily due to a decrease in SG&A, an increase in gross profit, and a decrease in manufacturing facility closures, restructuring and other related charges, and a reduction in finance costs.

Net earnings for the third quarter of 2015 increased $3.9 million from $11.7 million for the second quarter of 2015, primarily due to a decrease in SG&A and finance costs, partially offset by an increase in income tax expense.

Net earnings totalled $39.2 million for the first nine months of 2015, a $9.4 million increase from $29.8 million for the same period in 2014, primarily due to a decrease in income tax expense, SG&A, manufacturing facility closures, restructuring and other related charges, and finance costs. These decreases were partially offset by a decrease in gross profit and an increase in research expenses.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it permits management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$	$
Net earnings	15.7	11.7	6.0	39.2	29.8
Manufacturing facility closures, restructuring and other related charges	0.2	0.1	1.6	1.0	4.0
Stock-based compensation expense (benefit)	(1.2)	2.1	3.2	0.9	3.2
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.0
Loss (gain) on disposals of property, plant and equipment	(1.0)	0.0	(0.2)	(1.0)	(0.1)
Other Item: Brantford pension charge	—	—	1.3	—	1.3
Income tax effect of these items	(0.7)	0.1	2.0	(0.4)	2.3

Adjusted net earnings	12.9	14.1	14.0	39.7	40.5

Earnings per share

Basic	0.26	0.20	0.10	0.65	0.49
Diluted	0.26	0.19	0.10	0.64	0.48

Adjusted earnings per share

Basic	0.22	0.24	0.23	0.66	0.67
Diluted	0.21	0.23	0.22	0.65	0.65

Weighted average number of common shares outstanding

Basic	59,785,871	59,727,825	60,790,184	59,992,401	60,804,653
Diluted	60,879,777	61,739,717	62,457,931	61,145,526	61,925,183

Adjusted net earnings totalled $12.9 million for the third quarter of 2015, a $1.1 million decrease from $14.0 million for the third quarter of 2014, primarily due to an increase in income tax expense and research expenses, partially offset by a decrease in finance costs and an increase in gross profit.

Adjusted net earnings for the third quarter of 2015 decreased $1.2 million from $14.1 million for the second quarter of 2015, primarily due to an increase in income tax expense and an increase in research expenses, partially offset by a decrease in finance costs and an increase in gross profit.

Adjusted net earnings totalled $39.7 million for the first nine months of 2015, a $0.8 million decrease from $40.5 million for the same period in 2014, primarily due to a decrease in gross profit, an increase in certain SG&A expenses and an increase in research expenses, partially offset by decreases in (i) variable compensation expenses (ii) income tax expense, and (iii) finance costs.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$	$
Net earnings	15.7	11.7	6.0	39.2	29.8
Interest and other finance costs	0.3	1.4	1.5	1.6	3.8
Income tax expense	6.3	4.7	6.9	15.4	21.8
Depreciation and amortization	6.6	6.9	6.8	20.3	19.5

EBITDA	28.8	24.8	21.2	76.5	74.8
Manufacturing facility closures, restructuring and other related charges	0.2	0.1	1.6	1.0	4.0
Stock-based compensation expense (benefit)	(1.2)	2.1	3.2	0.9	3.2
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.0
Loss (gain) on disposal of plant, property and equipment	(1.0)	0.0	(0.2)	(1.0)	(0.1)
Other Item: Brantford pension charge	—	—	1.3	—	1.3

Adjusted EBITDA	26.8	27.1	27.1	77.5	83.3

Adjusted EBITDA totalled $26.8 million for the third quarter of 2015, a $0.3 million or 1.2% decrease from $27.1 million for the third quarter of 2014, primarily due to an increase in research expenses, partially offset by an increase in gross profit.

Adjusted EBITDA for the third quarter of 2015 decreased $0.3 million or 1.1% from $27.1 million for the second quarter of 2015, primarily due to an increase in research expenses.

Adjusted EBITDA totalled $77.5 million for the first nine months of 2015, a $5.8 million or 7.0% decrease from $83.3 million for the same period in 2014, primarily due to a decrease in gross profit, an increase in certain SG&A expenses, and an increase in research expenses, partially offset by a decrease in variable compensation expenses.

Off-Balance Sheet Arrangements

There has been no material change with respect to off-balance sheet arrangements since December 31, 2014 outside of the Company’s ordinary course of business. Reference is made to the Section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2014.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory for the third quarter of 2015 was the same as in the third quarter of 2014 and decreased to 60 from 64 in the second quarter of 2015. Inventories increased $1.6 million to $98.3 million as of September 30, 2015 from $96.8 million as of December 31, 2014. The increase was primarily due to an increase in raw material purchases partially offset by inventory depletion resulting from higher sales volume and planned annual maintenance shut downs of certain manufacturing facilities in the third quarter of 2015.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO for the third quarter of 2015 was the same as in the third quarter of 2014 and increased to 41 from 39 in the second quarter of 2015. Trade receivables increased $8.0 million to $89.2 million as of September 30, 2015 from $81.2 million as of December 31, 2014 primarily due to the timing of revenue invoiced in the third quarter of 2015 and the additional revenue due to the Better Packages acquisition.

The calculations are shown in the following tables:

	Three months ended
	Sept. 30, 2015	Jun. 30, 2015	Sept. 30, 2014
Cost of sales (1)	$157.8	$154.2	$168.4
Days in quarter	92	91	92

Cost of sales per day (1)	$1.72	$1.69	$1.83
Average inventory (1)	$103.7	$108.8	$109.2

Days inventory	60	64	60

Days inventory is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	Sept. 30, 2015	Jun. 30, 2015	Sept. 30, 2014
Revenue (1)	$200.6	$196.6	$209.1
Days in quarter	92	91	92

Revenue per day (1)	$2.18	$2.16	$2.27
Trade receivables (1)	$89.2	$85.3	$93.4

DSO	41	39	41

DSO is calculated as follows:
Revenue ÷ Days in quarter = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities decreased $8.4 million to $68.6 million as of September 30, 2015 from $77.0 million as of December 31, 2014 primarily due to annual payments made in the first quarter of 2015 for 2014 liabilities relating to compensation. This decrease was partially offset by an increase in payables associated with the timing of payments for inventory and other SG&A.

Liquidity

The Company has access to a $300 million Revolving Credit Facility through November 2019. As of September 30, 2015, the Company had drawn a total of $140.4 million, resulting in loan availability of $159.6 million. In addition, the Company had $14.1 million of cash, yielding total cash and loan availability of $173.6 million as of September 30, 2015.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Cash Flows

Cash flows from operating activities increased in the third quarter of 2015 by $3.7 million to $33.8 million from $30.1 million in the third quarter of 2014, primarily due to a larger decrease in inventory due to higher pre-buys of raw material in the third quarter of 2014, and a smaller increase in prepaid expenses to fund compensation payments through the Company’s external payroll service provider. These changes were partially offset by a smaller increase in accounts payable and accrued liabilities primarily related to the timing of payments for inventory and lower expected annual variable compensation and customer incentives payments.

Cash flows from operating activities increased in the third quarter of 2015 by $8.1 million to $33.8 million from $25.7 million in the second quarter of 2015, primarily due to a larger decrease in inventory due to depletion resulting from higher sales volume and planned annual maintenance shut downs of certain manufacturing facilities in the third quarter, a decrease in prepaid property insurance in the third quarter as compared to an increase in the second quarter, and a decrease in income taxes paid in the third quarter related to installments of US alternative minimum tax. These changes were partially offset by an increase in trade receivables in the third quarter as compared to a decrease in the second quarter due to timing of revenue invoiced, and an increase in prepaid expenses to fund compensation payments through the Company’s external payroll service provider in the third quarter as compared to a decrease in the second quarter.

Cash flows from operating activities increased in the first nine months of 2015 by $7.3 million to $60.4 million from $53.1 million in the first nine months of 2014, primarily due to a larger increase in inventories in 2014 due to (i) a larger inventory build in 2014 to mitigate the effects of the transfer of production related to the South Carolina Project, (ii) raw material pre-buys in 2014 and (iii) higher raw material costs in 2014. In addition to the change in inventory, the remaining increases in cash flows from operating activities are due to a smaller increase in trade receivables in 2015 due to higher sales in 2014, and a decrease in prepaid expenses to fund compensation payments through the Company’s external payroll service provider in 2015 as compared to an increase in 2014. These changes were partially offset by a decrease in accounts payable and accrued liabilities in 2015 primarily related to compensation, and timing of payments for inventory and other SG&A, a decrease in gross profit, and an increase in income taxes paid in 2015 related to installments of US alternative minimum tax.

Cash flows used for investing activities increased in the third quarter of 2015 by $1.7 million to $9.2 million from $7.6 million in the third quarter of 2014, primarily due to capital expenditures to increase production capacity of water activated tape and film, partially offset by lower capital expenditures for the South Carolina Project.

Cash flows used for investing activities decreased in the third quarter of 2015 by $12.0 million to $9.2 million from $21.3 million in the second quarter of 2015, primarily due to the non-recurrence of the Better Packages acquisition funding in April 2015, partially offset by higher capital expenditures to increase production capacity of water activated tape and film, and higher capital expenditures for the South Carolina Project.

Cash flows used for investing activities increased in the first nine months of 2015 by $7.5 million to $39.5 million from $32.1 million in the first nine months of 2014, primarily due to funding the Better Packages acquisition in April 2015 and capital expenditures to increase production capacity of water activated tape and film, partially offset by lower capital expenditures for the South Carolina Project.

Cash flows used in financing activities increased in the third quarter of 2015 by $4.7 million to $24.3 million from $19.6 million in the third quarter of 2014, primarily due to increases in the repurchase of common shares and net repayment of debt.

Cash flows used in financing activities increased $10.3 million to $24.3 million from $14.0 million in the second quarter of 2015, primarily due to a net repayment of debt in the third quarter of 2015 as compared to net borrowings in the second quarter of 2015, and an increase in repurchases of common shares in the third quarter of 2015.

Cash flows used in financing activities decreased in the first nine months of 2015 by $3.6 million to $12.6 million from $16.2 million in the first nine months of 2014, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares and an increase in dividends paid due to the increase in quarterly dividend payments announced in July 2014 and August 2015.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the third quarter of 2015 by $2.2 million to $23.2 million from $21.0 million in the third quarter of 2014 and increased $3.6 million from $19.6 million in the second quarter of 2015. These increases were primarily due to higher cash flows from operating activities, partially offset by higher capital expenditures.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	$	$	$	$	$
Cash flows from operating activities	33.8	25.7	30.1	60.4	53.1
Less purchases of property, plant and equipment	(10.6)	(6.2)	(9.1)	(25.8)	(33.6)

Free cash flows	23.2	19.6	21.0	34.6	19.5

Long-Term Debt

As of September 30, 2015, the Company had drawn a total of $140.4 million against the Revolving Credit Facility, which consisted of $138.4 million of borrowings and $2.0 million of standby letters of credit. The Company had total cash and loan availability of $173.6 million as of September 30, 2015 and $206.2 million as of December 31, 2014. The change in total cash and loan availability is due to the changes in cash flows as discussed above.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of September 30, 2015). As of September 30, 2015, $122.0 million of borrowings was priced at 30-day US dollar LIBOR and $16.4 million of US dollar equivalent borrowings was priced at 30-day Canadian dollar LIBOR.

The Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million ($59.4 million in 2015 due to a carry forward provision of unused capital expenditure amounts in 2014).

The Company was in compliance with all three financial covenants, which were 1.66, 6.07 and $25.8 million, respectively, as of September 30, 2015.

Capital Resources

Capital expenditures totalled $10.6 million and $25.8 million in the three and nine months ended September 30, 2015, respectively, as funded by the Revolving Credit Facility and cash flows from operations. Capital expenditures have been made primarily for property, plant and equipment to support the South Carolina Project, capacity expansion initiatives related to water activated tape and film production, as well as various other initiatives.

In addition, the Company had commitments to suppliers to purchase machines and equipment totalling approximately $20.9 million as of September 30, 2015, primarily to support the capacity expansion and other initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operations.

Contractual Obligations

There has been no material change with respect to contractual obligations since December 31, 2014 outside of the Company’s ordinary course of business except for the item discussed below. Reference is made to the Section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2014.

On November 12, 2013, the Company entered into a ten-year electricity service contract for one of its manufacturing facilities. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $14.9 million over the remaining term of the contract.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $7.6 million as of September 30, 2015. This amount declines annually until the expiration of the contract.

Capital Stock and Dividends

As of September 30, 2015, there were 58,917,885 common shares of the Company outstanding.

The table below summarizes equity-settled share-based compensation activity that occurred during the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Stock options exercised	443,750	2,500	596,250	235,427
Cash proceeds (in millions of US dollars)	$0.8	$0.0	$1.3	$0.7
Stock options expired or forfeited	—	—	2,500	140,000
PSUs granted	—	—	363,600	152,500
PSUs forfeited	1,770	—	1,770	—
DSUs granted	9,345	15,901	46,142	36,901
Shares issued upon DSU settlement	—	—	6,397	—

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share and concurrently declared a dividend of $0.13 per common share that was paid on September 30, 2015 to shareholders of record at the close of business on September 15, 2015. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends.

On November 11, 2015, the Board of Directors declared a dividend of $0.13 per common share payable on December 31, 2015 to shareholders of record at the close of business on December 15, 2015.

The dividends paid and payable by the Company in 2015 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. This NCIB expired on July 9, 2015. The Company renewed its NCIB effective July 10, 2015 under which the Company is entitled to repurchase for cancellation up to 2,000,000 common shares. This renewed NCIB expires on July 9, 2016.

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
Common shares repurchased		1,153,500		588,100		2,120,588		588,100
Average price per common share including commissions	CDN$	14.38	CDN$	14.30	CDN$	15.73	CDN$	14.30
Total purchase price including commissions		$12,490		$7,678		$25,969		$7,678

	July 10, 2015		July 10, 2014
Common shares repurchased		1,153,500		1,564,588
Average price per common share including commissions	CDN$	14.38	CDN$	16.20
Total purchase price including commissions		$12,490		$21,301

Thus far in 2015 through November 11, the Company had repurchased 2,487,188 shares under the NCIB programs for a total purchase price of $30.0 million. On November 11, 2015, the Company amended the NCIB to repurchase for cancellation an additional 2,000,000 common shares for up to a total of 4,000,000 common shares.

Financial Risk, Objectives and Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) – Financial Instruments. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management. There has been no material change with respect to the Company’s financial risks and management thereof since December 31, 2014 except for the item discussed below. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2014 for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. In the first and third quarters of 2015, to hedge the long-term cost of floating rate debt, the Company entered into interest rate swap agreements that are designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Maturity	Notional amount	Settlement	Fixed interest rate paid
	$		%
November 18, 2019	40,000,000	Monthly	1.610
August 20, 2018	60,000,000	Monthly	1.197

Litigation

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and, it believes, demonstrated that the former Chief Financial Officer’s assertions are without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit in the United States District Court for the Middle District of Florida. The lawsuit is premised on essentially the same facts and makes essentially the same allegations as asserted in his OSHA complaint; the lawsuit seeks unspecified money damages and a trial by jury. The Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of September 30, 2015.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of September 30, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are (i) the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the remeasurement of the defined benefit liability which is required at year-end and if triggered by plan amendment or settlement during interim periods. For additional information on intangible assets please refer to Note 2 of the Company’s Financial Statements. The Financial Statements should be read in conjunction with the Company’s 2014 annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the second reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2015 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2014, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, future cost savings, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, capital and other significant expenditures, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.